GREENBACKER RENEWABLE ENERGY COMPANY LLC

369 Lexington Avenue, Suite 312

New York, New York 10017

VIA EDGAR

February 6, 2017

Securities and Exchange Commission

Department of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Charles Guidry, Esq.

Re:	Greenbacker Renewable Energy Company LLC Registration Statement on Form S-1 File No. 333-211571

Dear Mr. Guidry:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Greenbacker Renewable Energy Company LLC hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1 to 10:00 a.m., Eastern time, on February 8, 2017, or as soon as practicable thereafter.

Please contact Blake E. Estes of Alston & Bird LLP with any questions or comments at (212) 210-9415. Thank you for your assistance with this filing.

Sincerely,

GREENBACKER RENEWABLE ENERGY COMPANY LLC

By:      /s/ Richard C. Butt

Richard C. Butt

Chief Financial Officer

cc:  Blake E. Estes, Esq., Alston & Bird LLP